SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

WATSON PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0033 PER SHARE

(Title of Class of Securities)

942683103

(CUSIP Number)

ANDREW J. NUSSBAUM, ESQ.

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019

(212) 403-1000

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

November 17, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 942683103	13D	(Page 2 of 8)

1	NAME OF REPORTING PERSONS Quiver Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,268,654 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% (2)
14	TYPE OF REPORTING PERSON CO

(1) The Reporting Persons beneficially own in the aggregate  1,268,654 shares of Common Stock directly beneficially owned by Friar Tuck Limited.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Quiver Inc. that it is the beneficial owner of the 1,268,654 shares of Common Stock beneficially owned by Friar Tuck Limited for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)  Calculation based on 132,513,551 shares of Common Stock outstanding as of November 10, 2010.

CUSIP No. 942683103	13D	(Page 3 of 8)

1	NAME OF REPORTING PERSONS Quiver Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,268,654 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% (2)
14	TYPE OF REPORTING PERSON OO

(1) The Reporting Persons beneficially own in the aggregate  1,268,654 shares of Common Stock directly beneficially owned by Friar Tuck Limited.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Quiver Inc. that it is the beneficial owner of the 1,268,654 shares of Common Stock beneficially owned by Friar Tuck Limited for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)  Calculation based on 132,513,551 shares of Common Stock outstanding as of November 10, 2010.

CUSIP No. 942683103	13D	(Page 4 of 8)

1	NAME OF REPORTING PERSONS Stedtnik 1 Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,268,654 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% (2)
14	TYPE OF REPORTING PERSON CO

(1) The Reporting Persons beneficially own in the aggregate  1,268,654 shares of Common Stock directly beneficially owned by Friar Tuck Limited.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Quiver Inc. that it is the beneficial owner of the 1,268,654 shares of Common Stock beneficially owned by Friar Tuck Limited for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)  Calculation based on 132,513,551 shares of Common Stock outstanding as of November 10, 2010.

CUSIP No. 942683103	13D	(Page 5 of 8)

1	NAME OF REPORTING PERSONS Queensmead Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,268,654 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% (2)
14	TYPE OF REPORTING PERSON OO

(1) The Reporting Persons beneficially own in the aggregate  1,268,654 shares of Common Stock directly beneficially owned by Friar Tuck Limited.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Quiver Inc. that it is the beneficial owner of the 1,268,654 shares of Common Stock beneficially owned by Friar Tuck Limited for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)  Calculation based on 132,513,551 shares of Common Stock outstanding as of November 10, 2010.

CUSIP No. 942683103	13D	(Page 6 of 8)

1	NAME OF REPORTING PERSONS Alexandria Bancorp Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,268,654 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON CO

(1) The Reporting Persons beneficially own in the aggregate  1,268,654 shares of Common Stock directly beneficially owned by Friar Tuck Limited.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Quiver Inc. that it is the beneficial owner of the 1,268,654 shares of Common Stock beneficially owned by Friar Tuck Limited for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)  Calculation based on 132,513,551 shares of Common Stock outstanding as of November 10, 2010.

                        This Amendment No. 2, filed by Quiver Inc., a British Virgin Islands limited liability company (“Quiver”), Quiver Trust, a Guernsey, Channel Islands trust (“Quiver Trust”), Stedtnik 1 Limited, a Guernsey, Channel Islands corporation (“Stedtnik 1”), Queensmead Trust, a Cayman Islands trust (“Queensmead Trust”), and Alexandria Bancorp Limited, a Cayman Islands corporation (“Alexandria Bancorp”) (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on December 14, 2009 (the “Initial Statement”), as amended and supplemented by Amendment No. 1 to the Initial Statement filed with the Commission on November 12, 2010, with respect to the common stock, par value $0.0033 per share (the “Common Stock”), of Watson Pharmaceuticals, Inc., a Nevada corporation (“Watson” or the “Issuer”).  Capitalized terms used but otherwise not defined herein shall have the meanings ascribed to such terms in the Schedule 13D, as amended and supplemented.  Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D, as amended.

Item 5. Interest in Securities of the Issuer

               The information contained in Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a)           Friar Tuck Limited, of which Quiver Trust is the majority shareholder, is the direct beneficial owner, with shared dispositive and voting power, of 1,268,654 shares of Common Stock.  Quiver Trust, as the owner of approximately 92% of the equity of Friar Tuck, may be deemed to be the beneficial owner, with shared dispositive and voting power, of the 1,268,654 shares of Common Stock beneficially owned by Friar Tuck.  Stedtnik 1 Limited, as the trustee of Quiver Trust, may be deemed to be the beneficial owner, with shared dispositive and voting power, of the shares of Common Stock beneficially owned by Quiver Trust.  Queensmead Trust, as the owner of 100% of the equity of Stedtnik 1 Limited, may be deemed to be the beneficial owner, with shared dispositive and voting power, of the shares of Common Stock beneficially owned by Stedtnik 1 Limited.  Alexandria Bancorp, as the trustee of Queensmead Trust, may be deemed to be the beneficial owner, with shared dispositive and voting power, of the shares of Common Stock beneficially owned by Queensmead Trust

(b)           See Item 5(a) above.

(c)           On November 17, 2010, pursuant to the Underwriting Agreement, Quiver sold 10,537,755 of the shares of Common Stock beneficially owned by it to the Underwriters at a price of $49.58 per share.

(d)           Not applicable.

(e)           As a result of the transaction described in Item 5(c) of this Schedule 13D, as of November 17, 2010, each Reporting Person ceased to be the beneficial owner of more than 5% of the shares of Common Stock of Watson.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  November 18, 2010

QUIVER INC.
By:	/s/ Christopher Macdermott
Name: Christopher Macdermott
Title: Director

QUIVER TRUST
By:	Stedtnik 1 Limited, as its trustee
By: /s/ Eddy Cohen
Name: Eddy Cohen
Title: Director

STEDTNIK 1 LIMITED
By:	/s/ Eddy Cohen
Name: Eddy Cohen
Title: Director

QUEENSMEAD TRUST
By:	Alexandria Bancorp Limited, as its trustee
By: /s/ Robert Madden
Name: Robert Madden
Title: Authorized Signatory

By: /s/ Guay Keow Lee
Name: Guay Keow Lee
Title: Authorized Signatory

ALEXANDRIA BANCORP LIMITED
By:	/s/ Robert Madden
Name: Robert Madden
Title: Authorized Signatory

By:	/s/ Guay Keow Lee
Name: Guay Keow Lee
Title: Authorized Signatory